May 31, 2011

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:	Kathleen Collins, Accounting Branch Chief
Re:	ACI Worldwide, Inc. Form 10-K for the Year Ended December 31, 2010 Filed on February 18, 2011 Form 8-K’s Filed February 15, 2011 and April 28, 2011 File No. 00-25346

Ladies and Gentlemen:

The following sets forth the response of ACI Worldwide, Inc. (the “Company”) to the comments included in your letter dated May 16, 2011 with respect to the above-referenced Annual Report on Form 10-K and Forms 8-K. For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following the comment.

Form 10-K for the year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Backlog, page 31

1. We note your response to prior comment 1 and the revised disclosures in your March 31, 2011 10-Q where you include the 60-month committed backlog and renewal backlog information for all periods in which you disclose the 60-month total backlog. Tell us your consideration to disclose this information for your 12-month backlog periods as well.

Response: In our consideration to disclose committed and renewal backlog information for the 12-month backlog periods, we reviewed both the relative values of committed and renewal backlog as well as whether the relative values changed from period to period. Our business and contracting practices result in approximately 88% of our 12-month backlog to be committed which is consistent and does not vary from period to period. Consequently, we do not use this additional information in managing the business and do not feel that additional disclosures would be beneficial to investors.

Securities and Exchange Commission
May 31, 2011

Note 15. Income Taxes, page 84

2. We note from your response to prior comment 2 that all of the 31 foreign jurisdiction in which you operate have a lower statutory tax rate than the U.S. Therefore, please explain further why the “foreign tax rate differential” included in your rate reconciliation table on page 84 resulted in an increase in the company’s effective tax rate. Tell us which of your foreign jurisdiction(s) most significantly impacted your foreign tax rate differential line item and confirm that you will expand your disclosure in future filings to state the jurisdiction(s) which contribute the most to this reconciling item.

Response: As indicated in our previous response dated April 14, 2011, our non-U.S. entities holding intellectual property (“IP”) increased our effective tax rate due to their inability to use foreign tax credits generated from foreign withholding taxes and the IP ownership group generating tax losses on which no tax benefit has been recorded. This is further explained by stating that our foreign IP ownership group incurs withholding tax on revenues it receives from clients in other non-U.S. jurisdictions. These withholding taxes cannot be utilized to offset local taxes and therefore must be written-off as a tax charge. In addition, there is not sufficient historical, current or future evidence available to indicate that the foreign IP ownership group will be able to utilize its local tax losses; therefore, we have recorded a valuation allowance against the deferred tax asset related to its tax losses. As a result, we currently have a negative tax impact from our non-U.S. entities holding IP on the line item “foreign tax rate differential”. Our Irish IP ownership group has most significantly impacted our “foreign tax rate differential” line item for the reasons mentioned above. We respectfully advise the staff that in future filings, we will expand our disclosures to state the jurisdiction(s) which contribute the most to the “foreign tax rate differential” line item.

3.
We note from your response to comment 6 that the “tax effect of foreign operations” is comprised mainly of the tax effect associated with the transfer of certain intellectual property rights from the U.S. to non-U.S. entities resulting from your 2006 globalization initiative. However, we note that the “tax effect of foreign operations” line item in your reconciliation on page 84 has materially fluctuated between periods and resulted in an adverse impact to your effective tax rates in fiscal years 2008 and 2010 while providing a positive impact to your effective tax rate in fiscal 2009. Quantity for us the actual impact of the IP transfer included in this line item for each year presented and provide a reconciliation and explanation of the other material items within this line item. In addition, we note from your response to comment 1 in your letter dated January 2, 2008 that the deferred debit related to the IP transfer will be amortized over a five year period. Tell us when this debit will be fully amortized and when you anticipate this adjustment no longer impacting your effective tax rate.

Securities and Exchange Commission
May 31, 2011

Response: The impact of the IP transfer included in the line item “tax effect of foreign operations” is $1.9 million for fiscal 2008 and $2.2 million for each of the fiscal years 2009 and 2010. The impact of the IP transfer is the only item included in the line item “tax effect of foreign operations” in fiscal 2008. In fiscal 2009, in addition to the IP transfer, there were two other items included in this line item; a) net $0.8 million tax benefit resulting from foreign tax credits related to a dividend from a foreign subsidiary in excess of the U.S. tax charge on the dividend and b) net tax benefit from the release of statute barred FIN48 reserves for $1.6 million. In fiscal 2010, in addition to the IP transfer, there were two other items included in this line item; a) net $0.3 million tax charge for U.S. taxation of foreign subsidiary activity through Subpart F income recognition offset by tax benefits for foreign tax credits related to the taxation of the foreign subsidiary activity and b) $0.6 million tax charge from our research and development cost share arrangement between our U.S. entity and the foreign IP ownership group. The debit related to the amortization of the IP transfer will be fully amortized during Q2 of 2011; therefore, we do not anticipate this adjustment impacting our effective tax rate after Q2 2011.

Forms 8-K Filed February 15, 2011 and April 28, 2011

4. We note your response to prior comment 7 and the revised reconciliation in your April 28, 2011 Form 8-K where you now reconcile “operating EBITDA” to net income, pursuant to the guidance in Question 103.02 of the CD&I for Non-GAAP Financial Measures. However, we further note that you continue to refer to this measure as“operating EBITDA” and you state that “operating EBITDA should be considered in addition to, rather than a substitute for, operating income.” It is unclear how you determined that your reference to operating EBITDA complies with the guidance in Question 103.02 of the CD&I for Non-GAAP Financial Measures. Please explain further and tell us your consideration to change the title of this measure to avoid confusion (i.e.adjusted EBITDA, non-GAAP operating income, etc.) and to also clarify your statement that this measure should be considered in addition to, rather than a substitute for, operating income. Please provide the revised disclosures you intend to include in your future earnings releases.

Response: We respectfully advise the staff that in future filings, we will change the title of what we previously referred to as “Operating EBITDA” to “Adjusted EBITDA.” In addition, we respectfully advise the staff that in future filings, we will revise our disclosure related to this measure to state that “Adjusted EBITDA should be considered in addition to, rather than a substitute for, net income.”

Securities and Exchange Commission
May 31, 2011

* * * *

In connection with the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to your comments. If you have any questions with respect to this letter, please feel free to contact the undersigned at 402-778-2177.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ Scott W. Behrens
Scott W. Behrens

Senior Vice President, Chief Financial Officer,
and Chief Accounting Officer

Enclosures
cc:	Philip G. Heasley, ACI Worldwide, Inc. Dennis P. Byrnes, ACI Worldwide, Inc. Robert A. Profusek, Jones Day